SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/7

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25278X109
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 September 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	Names of Reporting Person.	DB Energy Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	6,779,109
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	6,779,109
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,779,109
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	12.0%
14	Type of Reporting Person	HC

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	80,879
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	80,879
11	Aggregate Amount Beneficially Owned by Each Reporting Person	80,879
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.1%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Catalyst Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	12,779
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	12,779
11	Aggregate Amount Beneficially Owned by Each Reporting Person	12,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.0%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	267,544
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	267,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person	267,544
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.5%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Catalyst Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	50,136
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	50,136
11	Aggregate Amount Beneficially Owned by Each Reporting Person	50,136
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.1%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,200,269
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,200,269
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,200,269
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	12.7%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,200,269
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,200,269
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,200,269
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	12.7%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,200,269
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,200,269
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,200,269
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	12.7%
14	Type of Reporting Person	IN

CUSIP No. 25278X109
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,200,269
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,200,269
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,200,269
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	12.7%
14	Type of Reporting Person	IN

SCHEDULE 13D A/7

This Amendment No. 7 to Schedule 13D (the "Amendment No. 7") modifies and supplements the Schedule 13D initially filed on October 22, 2012, as amended by Amendment No. 1 filed on December 11, 2012,  Amendment No. 2 filed on July 2, 2013, Amendment No. 3 filed on November 18, 2013, Amendment No. 4 filed on March 4, 2014; Amendment No. 5 filed on March 26, 2014 and Amendment No. 6 filed on July 3, 2014 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Diamondback Energy, Inc. (the “Issuer”). Except to the extent supplemented or amended by the information contained in this Amendment No. 7, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.                      Source and Amount of Funds or Other Consideration

    Item 3 is hereby amended to add the following:

Since the date of the last amendment to the Statement, Mr. Steven West as a director of the Issuer was granted 2,802 Restricted Stock Units (“RSU”) on July 15, 2014 under the Issuer’s 2012 Equity Incentive Plan, one third vested immediately, one third to vest on July 1, 2015 and the remaining third to vest on July 1, 2016.  All RSU’s were assigned to Wexford Capital LP. Of the shares underlying these RSU’s, 934 shares were issued to Wexford Capital LP and have been fully paid to date.

Item 4.                                Purpose of the Transaction

Item 4 is hereby amended to add the following:

The Funds entered into that certain Underwriting Agreement with Credit Suisse Securities (USA) LLC (the “Underwriter”), the Issuer and Gulfport Energy Corporation (the “Underwriting Agreement”), providing for an underwritten public offering of shares of Common Stock by the Funds and Gulfport Energy Corporation.  Pursuant to the Underwriting Agreement, DB Holdings, WSF, WCF, SIF and CIF agreed to sell to the Underwriter, and the Underwriter agreed to buy, 1,178,493, 14,060, 2,222, 46,510 and 8,715 shares of Common Stock, respectively (the “Firm Offering”), under the Issuer’s effective registration statement on Form S-3ASR (File No. 333-192099) including a base prospectus, filed with the Securities and Exchange Commission (the “Commission”) which became effective immediately upon filing with the Commission on November 5, 2013 and a preliminary prospectus supplement dated September 18, 2014 and the final  prospectus supplement filed by the Issuer with the Commission on September 22, 2014, the pricing date, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act.  The Underwriter was also granted a 30-day option to purchase up to an additional 176,774,  2,109,  334,  6,976 and  1,307 shares of Common Stock from DB Holdings, WSF, WCF, SIF and CIF, respectively (the “Optional Offering” and, together with the Firm Offering, the “Offering”). This 30-day option was exercised in full on September 18, 2014. The purchase price paid by the Underwriter to the Funds for the shares sold in the Offering was $75.44 per share after underwriting discounts and commissions. The Offering closed on September 23, 2014.

In connection with its entry into the Underwriting Agreement, each of the Funds entered into a Lock-Up Agreement on September 18, 2014 (collectively, the “Lock Up Agreements”), pursuant to which each Fund agreed that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without in each case, the prior written consent of the Underwriter for a period of 30 days after the date of the final prospectus for the Offering.  Subject to the restrictions on transfers set forth in the Lock-Up Agreements discussed above, the Funds may sell additional shares of Common Stock in the future, but have no present plans to do so except for the sale of shares in the Optional Offering to the extent the Underwriter exercises its option to purchase such shares.

Item 5.                                Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 56,670,659 shares of Common Stock outstanding as of September 22, 2014, as reported by the Issuer in the  prospectus filed by the Issuer pursuant to Rule 424(b) under the Securities Act with the Commission on September 22, 2014 are as follows:

DB Energy Holdings LLC
a)		Amount beneficially owned: 6,779,109	Percentage: 12.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,779,109
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,779,109
Wexford Spectrum Fund, L.P.
a)		Amount beneficially owned: 80,879	Percentage: 0.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	80,879
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	80,879
Wexford Catalyst Fund, L.P.
a)		Amount beneficially owned: 12,779	Percentage: 0.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	12,779
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	12,779
Spectrum Intermediate Fund Limited
a)		Amount beneficially owned: 267,544	Percentage: 0.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	267,544
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	267,544
Catalyst Intermediate Fund Limited
a)		Amount beneficially owned: 50,136	Percentage: 0.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	50,136
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	50,136
Wexford Capital LP
a)		Amount beneficially owned: 7,200,269	Percentage: 12.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,200,269
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,200,269
Wexford GP LLC
a)		Amount beneficially owned: 7,200,269	Percentage: 12.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,200,269
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,200,269
Charles E. Davidson
a)		Amount beneficially owned: 7,200,269	Percentage: 12.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,200,269
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,200,269
Joseph M. Jacobs
a)		Amount beneficially owned: 7,200,269	Percentage: 12.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,200,269
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,200,269

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Funds and Wexford Capital. Wexford Capital may, by reason of its status as manager or investment manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the Funds.

(c)            Except as set forth in Items 3 & 4 above, none of the Reporting Persons has effected any Transactions in common stock during the 60 days proceeding the date of this Amendment.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

In addition to the contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Item 6 of the Statement, as previously amended, the Funds entered into the Underwriting Agreement and the Lock-Up Agreements on September 18, 2014 in connection with the Offering.  The Underwriting Agreement, the Lock-Up Agreements and the Offering are described in more detail under Item 4 above.  The Underwriting Agreement, as well as a form of the Funds’ lock-up letter attached as Exhibit B thereto, was filed by the Issuer with the Commission as Exhibit 10.1 to its Current Report on Form 8-K on  September 24, 2014 and is incorporated by reference as Exhibit A herein.]

Item 7.                                Material to be Filed as Exhibits

Exhibit A:                      Underwriting Agreement, dated September 18, 2014, by and among the Funds, the Issuer, Gulfport Energy Corporation and the Underwriter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed by the Company with the Commission on September 24, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015	Company Name
DB ENERGY HOLDINGS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
	By:	Wexford Spectrum Advisors, L.P.
	By:	Wexford Spectrum Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST FUND, L.P.
	By:	Wexford Catalyst Advisors, L.P.
	By:	Wexford Catalyst Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

CATALYST INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON